Exhibit 99.1

PRESS RELEASE

ERYTECH Reports Cash Balance at End of Q1 2021
and Announces the Details
of its 2021 Q1 conference call

Publication of Q1 2021 results on 4 May 2021 after market close

Lyon (France) and Cambridge, MA (U.S.), April 29, 2021 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced its cash position at the end of the first quarter 2021 and that it will host its 2021 first quarter conference call and webcast on Wednesday, May 5, 2021, at 2:30 PM CEST/8:30 AM EST to discuss operational highlights.

Update on Q1 2021 Cash position

As of March 31, 2021, ERYTECH had cash and cash equivalents totaling €37.4 million (approximately $43.9 million), compared with €44.4 million on December 31, 2020. The €7.0 million decrease in cash position during the first quarter of 2021 was the result of a €7.6 million net cash utilization, which was mostly comprised of a €16.3 million net cash utilization in operating activities, €0.1 million used for investing activities and €8.8 million generated in financing activities, while the variation of the U.S. dollar against the euro led to a €0.6 million positive currency exchange impact.
The Company believes that its current cash position can fund its planned operating expenses and current programs into the fourth quarter of 2021, and together with the remaining option of potential proceeds available under the convertible bonds financing agreement, into the first quarter of 2022.

Conference call details on 2021 Q1 results and operational highlights

ERYTECH management will hold a conference call and webcast on Wednesday May 5, 2020 at 02:30pm CEST / 08:30am EST on the business and financial highlights for the quarter ended March 31, 2021. Gil Beyen, CEO, Eric Soyer, CFO/COO, and Iman El-Hariry, CMO, will deliver a brief presentation, followed by a Q&A session.

The call is accessible via the below teleconferencing numbers, followed by the Conference ID#: 3887923#

USA/Canada: +1 (833) 818-6807                France: +33 1 70 80 71 53
International Dial-In Number: +1 (409) 350-3501        United-Kingdom: +44 2031070289

The webcast can be followed live online via the link: https://edge.media-server.com/mmc/p/yuzu4z3u

An archived replay of the call will be available for 7 days by dialing + 1 855 859 2056, Conference ID: 3887923#.

An archive of the webcast will be available on ERYTECH’s website, under the “Investors” section at investors.erytech.com

About ERYTECH and eryaspase

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.
The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of first-line triple-negative breast cancer. An investigator-sponsored Phase 2 clinical trial in patients with acute lymphoblastic leukemia who developed hypersensitivity reactions to PEG-asparaginase was recently completed in the Nordic countries of Europe. Eryaspase is not currently approved in any country.
ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its GMP manufacturing site in Princeton, New Jersey, USA.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	LifeSci Advisors, LLC Investor Relations Corey Davis, Ph.D.	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@ERYTECH.com	+1 (212) 915 - 2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 ERYTECH@newcap.eu

Forward-looking information

This press release contains forward-looking statements with respect to the clinical development plans of eryaspase, the potential indications for and benefits of eryaspase, the expected timing of the data readouts from the Company’s ongoing clinical trials, the potential results of ongoing clinical trials, the potential effects of COVID-19 on the Company's trials and business strategy, the timing of future regulatory and development milestones for the Company’s product candidates, including the Company’s projected timelines for the submission of its first MAA and BLA for eryaspase, and expectations regarding financial position, including anticipated cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding the ERYTECH’s business strategy including its clinical development of eryaspase; the status of the TRYbeCA1 trial including the timeline for patient enrollment, expansion of trial into the United States and intended activities with respect to the interim analysis; the potential of ERYTECH’s product pipeline; the timing of ERYTECH’s preclinical studies and clinical trials and announcements of data from those studies and trials; ERYTECH’s anticipated manufacturing capacity and ability to meet future demand and ERYTECH’s anticipated cash runway and sufficiency of cash resources. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH's control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, actual results and timeline may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2020 Document d’Enregistrement Universel filed with the AMF on March 8, 2021 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 8, 2021 and future filings and reports by the Company.
Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.